

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2021

Mehmet Emirdag
Chief Executive Officer
D-MARKET Electronic Services & Trading
Kutepe Mahallesi Mecidiyeköy Yolu
Cadde no: 12 Kule 2 K2
ili 34387 Istanbul, Turkey

> **Re: D-MARKET Electronic Services & Trading**
> **Draft Registration Statement on Form F-1**
> **Submitted March 19, 2021**
> **CIK No. 0001850235**

Dear Mr. Emirdag:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Please clarify whether the company will be a "controlled company" under the definition of the applicable stock exchange after the offering and, if so, provide appropriate disclosure here and the risk factors. In this regard, we note your disclosure in the risk factor section on page 49 indicating that 75% of ordinary shares are held by the Dogan family. In addition, please revise the prospectus summary to address the Dogan family's control over the company both currently and after the offering.

2.   Please revise page 3 and elsewhere, as applicable, to precede disclosure of GMV with disclosure of your revenues to avoid undue prominence to the Non-IFRS measure.

Integrated Ecosystem, page 6

3.   We note that your disclosure presents your growth in selected metrics for the two year period from 2018 to 2020. Please revise to also present your year-over-year growth from 2019 to 2020.

We rely on many service providers, page 33

4.   Refer to the second-to-last sentence of this section. Please revise here and in the Business section, as appropriate, to specify the mission critical services for which you have limited access to alternative services. With respect to these services, please describe your contingency plans if your current third-party providers are unable or unwilling to perform services for you, or state that you do not currently have such plans.

We may pursue strategic acquisitions, page 34

5.   We note your statement that you have historically grown organically and not made any material acquisitions during your corporate existence. Please tell us whether development and launch of HepsiExpress, HepsiPay, HepsiJet, and HepsiGlobal, HepsiLojistik, HepsiMat, or HepsiAd involved the acquisition of companies or assets. With respect to the acquisition of assets, we note your disclosure at page 80 that the acquisition of software rights is your second largest capital expenditure.

We operate platforms that include third parties, page 34

6.   Please revise, where appropriate, to describe the process by which listings are screened and the extent to which you are deemed liable for the actions of screened merchants that appear on your site.

Real or perceived inaccuracies of our internally calculated operating metrics, page 35

7.   We note your disclosure in the second paragraph of this risk factor that there are inherent challenges in calculating certain of your key metrics. It is unclear whether your disclosure means that you are uncertain whether the figures are accurate or, alternatively, if your disclosure is intended to advise investors that different companies may calculate these metrics differently, thereby making cross-company comparisons difficult. Please revise to clarify. In addition, in an appropriate place please disclose the key assumptions underlying the calculation of your metrics and how these assumptions and factors may differ for other companies. In this regard, we note that you have provided disclosure about how you calculate GMV but not how calculations may differ for other companies.

We may be subject to administrative fines, page 38

8. Please revise the first paragraph of this risk factor to specify the party against whom the preliminary injunction was initiated. In addition, please revise the second paragraph to explain what the competition rapporteurs' final report is and contextualize its significance, if any. In addition, we note that the injunction is provided by you as an example of investigations by the Turkish Competition Authority. Please confirm that you have disclosed all material legal and administrative actions or revise accordingly.

We are a Turkish joint stock company, page 57

9. Please revise to clarify, if true, that all holders of ordinary shares in your company have the same rights. We note that your heading might appear to suggest that Turkish and U.S. holders have differing rights.

Efficiency of our Logistics Infrastructure, page 70

10. We note your disclosure in the second-to-last sentence of the second paragraph of this section that you sub-contract last-mile delivery services. Please tell us whether there is any current legal question as to whether these sub-contractors are employees of your company. If so, please revise to discuss the legal status of subcontractors and any potential liabilities you may incur if they are deemed employees.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 78

11. We note your disclosure that you seek to maintain a negative working capital position and that your average days payable significantly exceeds your days receivable and your high rate of inventory turnover is a key element of your being able to maintain a negative working capital position. However, it would appear that turning inventory to receivables and then to cash quickly would have no impact, in and of itself, on your working capital position given that receivables and cash are both included in the calculation of working capital. Therefore, please revise to state the actual reason for your negative working capital position, which likely relates to the subsequent use of such cash.

Borrowings, page 81

12. We note your disclosure here and under "Supplier and Merchant Financing" at page 113. Please revise to describe the terms of your material financing agreements, if any, with merchants and suppliers. In addition, file any material financing agreements with your next amendment.

Business, page 88

13. We note your disclosure on page 28 of the risk factors section that your growth strategy will require significant and continuous investment. We also note disclosure in

Management's Discussion and Analysis at page 70 under "Our Ability to Leverage our Growing Scale." Please revise to disclose the anticipated costs and relevant milestones associated with the development of your HepsiExpress, HepiFly, HepsiPay and HepsiGlobal services, as applicable. To the extent that you expect to pursue additional initiatives that will require significant expenditures, please provide similar disclosure.

14.   Please revise to clarify the meaning of the statement that you are "deeply embedded in the Turkish ecosystem."

National Champion with One of the Most Trusted, page 91

15.   Please explain the references to your company as a "national champion" in the heading of this section and elsewhere in the prospectus.

Regulatory Overview, page 122

16.   Please revise this section and the risk factors, as appropriate, to describe the extent to which the launch of HepsiExpress, HepsiPay, HepsiFly, HepsiGlobal, and other initiatives may each subject you to new regulatory regimes. Describe material regulations, including the challenges and risks associated with your compliance obligations.

Legal Proceedings Relating to Senior Management, page 129

17.   Please revise your risk factor disclosure and summary risk factor disclosure to describe the risks associated with the legal proceedings relating to senior management. In your revised disclosure, please prominently disclose when these matters are expected to be resolved and whether adverse outcomes would prohibit the individuals from holding positions in a public company. Alternatively, tell us why you do not believe these proceedings present material risks to investors.

Related Party Transactions, page 135

18.   Please expand your description of the related party transactions listed in this section to more fully describe the material terms of each agreement. In addition, please file the agreements as exhibits with your next amendment or tell us why you believe you are not required to do so.

Material Tax Consequences, page 157

19.   Please tell us whether you intend to file opinions regarding Turkey and United States federal tax matters. Revise this section and your exhibit index accordingly.

Consolidated Financial Statements
Note 15 - Revenue, page F-40

20.   Disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Apply the guidance in IFRS 15.B87–B89 when selecting the categories to use to disaggregate revenue. Refer to IFRS 15.114.

    You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Era Anagnosti